Exhibit 99.1

Date and Time: June 17, 2020 11:23 AM Pacific Time

Mailing Address:	Location:
PO Box 9431 Stn Prov Govt	2nd Floor - 940 Blanshard Street
Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca	1 877 526-1526

Notice of Change of Directors

FORM 10

BUSINESS CORPORATIONS ACT

Section 127

Filed Date and Time:	June 17, 2020 11:22 AM Pacific Time

Incorporation Number:	Name of Company:

BC0921753	ROGERS COMMUNICATIONS INC.

Director(s) Change of Name or Address
Last Name, First Name, Middle Name:
ROGERS-HIXON, MELINDA M. (formerly ROGERS, MELINDA M.)
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

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